UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 27 August, 2007

ASX & MEDIA RELEASE
27 AUGUST, 2007

FIRST PATIENT ENROLLED IN EUROPE IN OVATURE PHASE III OVARIAN CANCER TRIAL

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has made the following announcement:

Sydney, Australia and New Canaan, Con, August  27, 2007 - Marshall Edwards, Inc. (Nasdaq : MSHL)  today announced enrolment of the first patient in Europe in the Phase III Ovature clinical trial of phenoxodiol in women with advanced ovarian cancer resistant or refractory to platinum-based drugs.

The first patient to commence on the study at an Ovature site in the EU has been enrolled at the Catholic University of Leuven, Belgium, under the direction of Professor Ignace Vergote, Head of Gynaecologic Oncology.

“We are hopeful that a positive outcome of this multi-centre study will be a significant medical advance for thousands of women with late stage ovarian cancer whose tumours have become insensitive to the existing chemotherapeutic drugs,” Professor Vergote said.

“As one of Europe’s largest cancer institutions, it is important for us to be a part of these worldwide studies.  It is important that we continue to develop new ovarian cancer treatments.  It is only through constant research that we will learn how to battle this deadly disease effectively,” said Professor Vergote.

The Catholic University of Leuven is one of 26 sites in UK and Europe which will be recruiting patients into this major multi-centre multinational ovarian cancer study to determine the safety and effectiveness of the drug phenoxodiol, when used in combination with the chemotherapy drug, carboplatin. Ovarian cancer patients whose cancer initially responded to chemotherapy, but has since become resistant or refractory to traditional platinum treatments are eligible to participate.

There will be an additional 30 sites in the USA, of which 7 are now recruiting patients, and there are 4 sites open in Australia.

The total number of patients to be treated in this pivotal study is 470.  The trial consists of two double blind treatment arms.  Patients in one trial arm will receive weekly carboplatin and phenoxodiol.  Patients in the other trial arm will also receive weekly carboplatin, but a placebo will be substituted for phenoxodiol.  Neither patients, nor their doctors will know to which trial arm the patients are randomised.

A change from receiving carboplatin (or cisplatin) in the traditional dose pattern (every two to three weeks) to a weekly carboplatin regimen has been reported to provide a tumour response in some patients with recurrent ovarian cancer1-3.  Thus in addition to learning more about the safety and efficacy of phenoxodiol, researchers will learn more about the efficacy of weekly carboplatin.

The primary outcome of the trial is the assessment of the relative time it takes for the ovarian cancer to progress. An analysis of interim results will be possible after 95 patients have progressed with their disease.

The trial is being run under arrangements approved by the US Food and Drug Administration (FDA) known as a Special Protocol Assessment (SPA). This provides for the interim analysis of the data, which, if significant, can be used to support a request for grant of marketing approval.

The Chief Executive Officer of Marshall Edwards, Inc., Mr. Christopher Naughton, said the Phase III Ovature study was a significant milestone for the Company.

“Over the next 12 to 18 months we expect the interim results from this multi-national clinical trial which may lead to the first approval for phenoxodiol,” Mr. Naughton said.

In a prior Phase II clinical trial, phenoxodiol was tested in combination with either cisplatin or paclitaxel.  Patients with late stage ovarian cancer that had become refractory to platinum or paclitaxel therapy, following multiple courses of chemotherapy, were treated with phenoxodiol and cisplatin or phenoxodiol and paclitaxel, respectively.  Of 21 patients in the cisplatin arm there were six partial responders, nine patients with stabilised disease and six patients who had disease progression; of 19 in the paclitaxel arm, there was one complete responder, two partial responders, eleven with stabilised disease and five patients who had disease progression.  There were few side effects associated with phenoxodiol, but, as with any investigational drug, there is a possibility of unexpected side effects.

Professor Ignace Vergote, the Principal Investigator at the Leuven site was Chairman of the EORTC Gynaecologic Cancer Group from 1997 to 2003, and still chairs the Protocol Committee of that group. He is currently the President of the International Cancer Society and Immediate Past-President of the European Society of Gynaecologic Oncology.

Women who are interested in participating in the OVATURE trial, or who simply wish to learn more about this study, should visit www.OVATUREtrial.com or visit http://clinicaltrials.gov/  (type OVATURE in the search box).

About phenoxodiol: Phenoxodiol is being developed as a therapy for late-stage, chemo-resistant prostate, ovarian and cervical cancers.  Phenoxodiol is an investigational drug and, as such, is not commercially available.  It is a novel-acting drug that inhibits key pro-survival signalling pathways operating via sphingosine-1-phosphate and Akt.  Inhibition of these pathways leads to prevention of phosphorylation of key anti-apoptotic proteins such as XIAP. Loss of activity of these proteins restores the ability of chemoresistant tumour cells to undergo apoptosis in response to chemotherapy.  The putative molecular target for phenoxodiol is a tumour-specific protein, accounting for the highly selective nature of the drug.

About Marshall Edwards, Inc. : Marshall Edwards, Inc. (Nasdaq: MSHL) is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform which has generated a number of novel compounds characterised by broad ranging efficacy against a range of cancer targets with few side effects.  The unique combination of efficacy and safety has been explained by their ability to target an enzyme present on the surface of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell.  Marshall Edwards, Inc., has licensed rights from Novogen Limited (ASX: Novogen - Nasdaq: NVGN) to bring three oncology drugs - phenoxodiol, NV-196 and NV-143 - to market globally.  Marshall Edwards, Inc., is majority owned by Novogen, an Australian biotechnology company that is specialising in the development of therapeutics based on a flavonoid technology platform.  Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.  More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com  and www.novogen.com .

1	Piura B and Meirovitz M. Weekly single-agent carboplatin in heavily pretreated patients with recurrent ovarian, peritoneal and fallopian tube carcinoma. Eur J Gynaecol Oncol. 2005;26(4):386-90.
2	van der Burg ME, van der Gaast A, Vergote I, Burger CW, van Doorn HC, de Wit R, Stoter G, Verweij J. What is the role of dose-dense therapy? Int J Gynecol Cancer. 2005 Nov-Dec;15 Suppl 3:233-240.
3	CaDron I, Leunen K, Amant F, Van Grop T, Neven P, Vergote I. The “Leuven” dose dense paclitaxel/carboplatin regimen in patients with recurrent ovarian cancer. Gynecol Oncol 2007, in press.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

ISSUED FOR:                                      NOVOGEN LIMITED

LISTINGS:                                           ASX (CODE NRT), NASDAQ (CODE NVGN).

FOR FURTHER
INFORMATION:                                PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR,, NOVOGEN LIMITED
TEL (02) 9878 0088                                http://www.novogen.com

ISSUED BY                      :                   WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157